20 21 ANNUAL REPORT

Building Business. Growing Wealth. Connecting Communities. Since we opened our doors in 1868, Busey has built a foundation of broad financial capabilities, deep knowledge and close relationships that span generations—all with your peace of mind as our priority. Through a steadfast commitment to balance sheet strength, profitability and growth— in that order—Busey remains a strong, independent financial organization. We thank you for allowing us the opportunity to serve you, your family and your community for generations.

1 Building Business. Growing Wealth. Since 1868. Dear Fellow Shareholders, It is my pleasure to again put pen to paper and share our perspectives on the “State of Busey” at this point in our history. I am truly humbled to have served this company and you, our shareholders, for several decades, including as your CEO since May 1998 (which includes my time at the predecessor company, Main Street Trust, Inc.). During my nearly 42 years in banking—not including tagging along with my father as a youngster to his bank—I have seen numerous changes, many for the better, and I continue to be inspired by our industry’s commitment to building strong communities and fulfilling the dreams of businesses and individuals. When I began my career in 1980, there were over 14,000 banks; in 2022, there are less than 5,000. What has not changed is the importance of balance sheet strength, and providing a consistent, quality service experience for our clients in each and every interaction. This starts with engaged associates motivated to serve for the betterment of Busey’s Pillars —associates, customers, shareholders and communities. While we are very proud of the job we do delivering service excellence to our clients, we can always do better. This is our enduring commitment to you. After all, our clients provide the return to our owners and the paychecks to our associates. Corporate Update & Strategy Before delving into the current state of Busey and our future aspirations, it is appropriate to take a step back and cover our rich history. One of our truly insightful Directors who is now retired (and a large shareholder) always said the company will make “stairstep” moves; it will never be a smooth upward trajectory of growth.

2 2021 Annual Report The company has experienced several of these stairsteps during my Busey tenure. I want to take you back to the end of 2018 where the last stairstep process began. Three years ago, after closing the BancEd transaction in the Metro East area of St. Louis, the company balance sheet was approximately $9.5 billion. The $10 billion asset level sets in motion several regulatory and financial events. For example, one enters the regional bank group within the regulatory framework versus the community bank group, meaning greater scrutiny of our risk management practices. Additionally, the Durbin interchange rules comes into play causing a significant reduction in our debit card interchange revenue (this takes effect in Q3 2022 for Busey). In essence, the regulatory scrutiny is the same for a $10 billion bank as one $40 billion in size and, through mere stairsteps of growth, our revenue declines immediately from the Durbin interchange rule. After significant Board and executive leadership discussion and analysis, we made the decision to make needed investments in people, systems and processes to align with crossing the $10 billion threshold. These investments included changes and additions within the executive team and leaders within each of their areas, several system conversions to accommodate a larger company and changes to many of our processes to allow for more scale. One of the key strategies coming out of this was what we call the Regional Operating Model. It is a fancy phrase for giving our regional leadership the authority and responsibility to deliver the resources to bear for the betterment of our clients. Our customers expect to have the best advice and counsel from us whether it is access to needed capital (commercial banking), short-term cash management (treasury management and payment technology) or capital preservation of their long-term, hard-earned accumulated funds (wealth management). Our regions have the resources in each of these key financial services areas at their disposal, located locally and reporting to Regional Presidents. This process took some time. Perhaps some of you thought too much time. However, we covet our culture and hold it in the highest regard—taking great care to avoid negative impacts. We expected leadership additions to bring expertise and positive change to our company, all within the context of caring for our associates and a “customer first” attitude and mindset. You will note later in this letter some of the awards we have received that demonstrate the importance and results of our culture. Bottom line, we continue to manage Busey for long term success. To paraphrase business author Jim Collins, “Patience is warranted when getting the right people in the right seats on the bus.” Fast forward to the back half of 2021, as our leadership attained this footing and the positive momentum started to build. Slowly but surely, our stairstep investments started to bear fruit: quality organic growth began to materialize in loans, wealth management, treasury management and our payments technology company (FirsTech). We did all of this without sacrificing one of our other key tenets—Balance Sheet Strength. We were also able to announce, close and integrate a high-quality company in Glenview State Bank (GSB) into Busey during 2021. Founded in 1921, GSB bolstered our Northern Region, adding significant wealth management assets under care and a solid core deposit franchise at a very fair price to our owners. Strategic acquisitions over the past eight years have resulted in successful, intentional growth for Busey’s banking and wealth management services. These partnerships are developed with like-minded organizations best positioned to build upon Busey’s strong heritage—in Chicago’s northern suburbs with GSB in 2021; in Southwest Florida with Investors’ Security Trust, a prominent wealth management firm in August 2019; across the Metro East area of St. Louis with TheBANK of Edwardsville in January 2019; in west central Illinois with South Side Bank in October 2017; reaching Chicagoland with First Community Financial Bank in July 2017; entering Greater St. Louis with Pulaski Bank in April 2016; and expanding in Pekin and the Peoria, IL Metropolitan Statistical Area (MSA) with Herget Bank in January 2015. By further leveraging our Regional Operating Model across all business lines, Busey attracted new customers and deepened existing customer relationships. This strategic focus on regionalization allows for “close to the customer” local leadership and decision-making while providing for efficiency and consistency through centralized, bank-wide support services. Simply put, the regional model is about delivering best-in-class services to our Pillars to fulfill all banking, lending and wealth management needs of customers. We covet our culture and hold it in the highest regard— taking great care to avoid negative impacts.

3 Building Business. Growing Wealth. Since 1868. Developed with like-minded organizations best positioned to build upon Busey’s strong heritage, strategic acquisitions have resulted in successful, intentional growth for Busey over the past eight years. In 2021, Busey announced, closed and integrated Glenview State Bank in the northern suburbs of Chicago, strengthening its geographic footprint to better serve customers in its Northern Illinois Region while improving its market share in the Chicago-Naperville- Elgin, IL-IN-WI Metropolitan Statistical Area from 32nd to 20th.

4 2021 Annual Report Busey is proud to give back to the places we call home. Pictured here, Executive Vice President and General Counsel John Powers volunteers at the Don Moyer Boys and Girls Club (DMBGC) in Champaign, IL, for a day of service in June 2021. The event honored the tenure and retirement of DMBGC President and CEO Sam Banks—who continues to serve as a First Busey Director. Encouraged and recognized for being involved community members, Busey associates set a new record in 2021 by volunteering more than 10,000 hours.

5 Building Business. Growing Wealth. Since 1868. Earnings, Growth & Capital Strength Through your support and our focus on balance sheet strength, profitability and growth—in that order—Busey remains a strong, independent financial organization. As of December 31, 2021, Busey remained well- capitalized, exceeding regulatory standards with a Tier 1 Capital Ratio of 12.7 percent and Total Capital Ratio of 15.7 percent. Another indicator of balance sheet strength is Common Equity Tier 1 Capital, which increased to $995.9 million at December 31, 2021—an increase of 9.6 percent over $909.0 million at prior year-end. The Common Equity Tier 1 Capital Ratio was 11.9 percent at December 31, 2021, compared to 12.4 percent the preceding year. Tangible book value per common share was $17.01 at December 31, 2021—up from $16.66 at December 31, 2020. Busey’s net income was $123.4 million for the year ended December 31, 2021, or $2.20 per diluted common share compared to $100.3 million for the year ended December 31, 2020, or $1.83 per diluted common share; adjusted net income1 was $137.1 million for the year ended December 31, 2021, or $2.45 per diluted common share compared to $108.7 million for the year ended December 31, 2020, or $1.98 per diluted common share. The efficiency ratio1 for year-end December 31, 2021, was 62.19 percent compared to 55.68 percent for 2020. Efficiency ratios are impacted by acquisition expenses and other restructuring costs, resulting in an adjusted efficiency ratio1 of 57.89 percent and 53.02 percent, for the years ended December 31, 2021 and 2020, respectively. During 2021, First Busey incurred $17.4 million in pre-tax non-recurring expenses related to acquisitions and other restructuring costs. The Company remains focused on expense discipline, and synergies from the GSB merger and branch consolidation will continue to be realized in 2022. Bolstered by the merger with GSB and substantial organic growth through Busey’s Regional Operating Model, Busey Wealth Management’s new assets under care grew by more than $2.5 billion year-over-year. At December 31, 2021, Busey’s wealth management assets under care exceeded $12.7 billion, driving record revenue in the wealth management segment of $53.1 million—up 22 percent year-over-year—and record pre-tax net income of $23.9 million—up 38 percent year-over-year. Combined, revenues from wealth management fees and payment technology solutions activities represented 53.8 percent of First Busey’s noninterest income in 2021, providing a balance to spread-based revenue from traditional banking activities. Further, noninterest income, excluding net securities gains, represented 32.4 percent of total revenue for the year ended December 31, 2021. During 2021, the Company purchased 1,323,000 shares of its common stock at a weighted average price of $24.98 per share under the Company’s stock repurchase plan. Our strong capital levels, coupled with earnings, have allowed us to provide a steady return to stockholders through dividends. The Company has an uninterrupted history of paying dividends to common stockholders since the bank holding company was organized in 1980. Engaging Excellence Across the organization, a deliberate approach to talent management has built high-performing, knowledgeable and responsible teams. To support the needs of a growing organization, we continue to implement best-in-class talent management and development practices with accountability models to gauge success. Driven by positive and engaged associates, Busey’s achievements in 2021 were unmatched. We are deeply humbled to be consistently recognized nationally and throughout our local organizational footprint as a Best Place to Work and Healthiest Employer. Busey is honored to be among the Best Banks to Work For in the U.S. by American Banker since 2016 and a Best Place to Work in Money Management by Pensions and Investments since 2018. In February 2022, Busey was honored to be ranked among the top 100 publicly traded banks in the U.S.—and the top bank headquartered in Illinois—by Forbes in its 13th annual America’s Best Banks issue. 1 A Non-GAAP financial measure, see Non-GAAP financial information in the Company’s 2021 Annual Report on Form 10-K for a reconciliation.

6 2021 Annual Report Factoring in financial data on the growth, quality and profitability of the 100 largest publicly traded banks by assets, the metrics that are used to make the rankings are based on regulatory filings current through September 30, 2021. Additionally, Busey was again named among the 2021 Best Places to Work in Illinois by the Daily Herald Business Ledger and Best Companies Group; the 2021 Best Places to Work in Indiana by the Indiana Chamber of Commerce and Best Companies Group; the 2021 Best Companies to Work For in Florida by Florida Trend and Best Companies Group; and the Best Large Bank in the St. Louis Small Business Monthly’s 2021 Best in Business awards. Busey was also honored to be named among the St. Louis Business Journal’s 2021 Healthiest Employers and to once again earn finalist status for 2021 Illinois’ Healthiest Employers presented by global health insurer Cigna and Crain’s Content Studio. Honored for its dedication in the communities it proudly serves, Busey was the recipient of the 2021 Community First Award by the Federal Home Loan Bank of Chicago for the impact its Fairmont City, IL service center has had in the community. This prestigious award included a $10,000 grant which Busey donated to several non-profit organizations in the Gateway Region. Showcasing Busey’s intentional investment in its workforce, for the fifth consecutive year Busey received the 2021 BEST Award presented by the Association for Talent Development, which recognizes organizations globally that demonstrate successful associate talent development. We are grateful for these third-party accolades that help demonstrate Busey’s unique advantage to those outside our organization while bringing a sense of pride to the associates working diligently each day to serve one another and our Pillars. Providing unwavering guidance, leadership and support, we continue to develop exceptional teams that seek to build upon the positive and collaborative culture of this remarkable organization. Future Outlook As we reflect upon 2021 and look ahead to 2022, the Company remains steadfast in our commitment to the customers and communities we serve. Busey reported solid 2021 results, which are reflective of our strategic growth plans; we are excited and optimistic about our future. However, we must also recognize there are risks to the successful execution of our organic and external growth strategies. Despite headwinds related to the resilience of an economy currently affected by inflation, supply chain issues, war in eastern Europe and the possible impacts of a recession, we feel confident we are well-positioned to protect our balance sheet, capitalize on anticipated favorable rate increases and produce profitability moving forward. Our disciplined approach to organic growth assumes a balance sheet strength-first mentality. Competitive pressures from financial companies with less concern about quality balance sheet growth could negatively impact our organic growth. Similarly, external growth must also remain disciplined and make sense to the franchise. If potential partners don’t fit culturally and/or negatively impact the organic growth engine, we must simply say no to these “opportunities.” The team must maintain a deliberate, laser-focus on quality expansion of the niches we know best, constantly improving on our processes to better serve our clients and associates—just like best-in-class athletes and sports teams. In February 2022, Busey was honored to be ranked among the top 100 publicly traded banks in the U.S.—and the top bank headquartered in Illinois— by Forbes in its 13th annual America’s Best Banks issue.

7 Building Business. Growing Wealth. Since 1868. As processes continue to evolve and mature, several strategic goals are emerging that will be critical in 2022, as well as in subsequent years, allowing us to build multi-year, supporting phased initiatives. Despite the aforementioned challenges, we are well-positioned for quality growth and profitability as we pursue several strategic goals including: • Accelerating organic growth through the Regional Operating Model while expanding fee-based revenue in Wealth, Treasury Management, payments (FirsTech) and other business/product lines; • Rigorously pursuing digital transformation and optimization in all aspects of our business, from front-line revenue generation to back-office automation; • Continuing to develop integrated, standardized and documented business models, technology and processes that support scalability; • Leveraging data, product and segmentation strategies to produce quality customer insights, grow relationships and acquire new customers; and • Continuing to build out Risk and Compliance capabilities throughout the organization to effectively manage growth and complexity. Through these focus areas, we can serve customers more efficiently and effectively today and for years to come. Nearing $13 billion in assets, Busey crossed the threshold into mid-cap bank territory. Focusing on our unique strengths to take advantage of our distinct positioning in the marketplace is paramount. Summary With an expanded footprint and capabilities through these methodical stairstep investments, Busey continues to implement a disciplined, sustained approach toward growth built on a solid culture. Remaining focused on vitality and longevity, Busey has grown nearly 250 percent in assets during the last seven years by executing a sequence of strategic plans, resulting in successful, intentional growth for your organization. As a larger financial institution, through continued aggressive investments in technology, advancement of our Regional Operating Model and a focused pursuit of partnerships that will advance your organization’s strong heritage, we will continue to consistently and effectively execute on Busey’s vision of service excellence. Because of a remarkable foundation—dedicated associates, loyal customers, united community support and committed shareholders—we are in position to continue your organization’s growth, serve customers’ needs, reward associates for performance and provide total value to you, our loyal shareholders. It is with sincere appreciation that I thank you, Busey shareholders, for your unwavering support. Van A. Dukeman, CFA Chairman, President & Chief Executive Officer First Busey Corporation

8 2021 Annual Report 2021 PROGRESS FOR PILLARS THE BUSEY PROMISE TO 4 PILLARS All relationships begin with the Busey Promise. We embrace and consistently fulfill the Busey Promise to 4 Pillars—associates, customers, shareholders and communities. Using this as our guide, we embrace a strategy that stands the test of time and supports Busey’s continued success. Associates Through our determined, thoughtful, resilient and humble associates, we create a positive environment in which customer-centricity and collaboration flourish. Customers Customers are the core of everything Busey. While we operate multiple business lines, we serve our customers as One Busey—allowing us to anticipate and exceed their needs. Shareholders With the belief that long-term value is rooted in a lower-risk financial practice, Busey promises our shareholders the highest level of organizational stewardship with sustained financial results and profitability they expect. Communities Being a community financial services organization means being a good corporate neighbor—partnering for purpose and progress. Working together to bridge needs within our communities, we provide capital in multiple forms, including monetary contributions and guidance, energetic and committed volunteers and advocating for business and sustainable practices. To achieve a vision of service excellence, Busey works tirelessly to fulfill promises made to the Pillars of your organization. Associates More than 1,500 associates with an average tenure of 8.5 years 1,500+ 165 282 30,000+ Issues of Busey’s internal eNewsletter, Between the Lines Associate Service Milestones recognized in 2021 Training hours completed in 2021, averaging 21.5 hours per associate 25+ Opportunities for both peer-to-peer and leadership-to-associate recognition and appreciation

10,000+

60 associates featured through social media channels in 2021, celebrating the stories, talents, charitable endeavors and unique perspectives of Team Busey and receiving more than 10,000 reactions and comments

12,000+

Hours committed to both sales & service and corporate training programs by 650+ participants

Healthiest Employer and finalist since 2018 by *St. Louis Business Journal* and ***Illinois' Healthiest Employer*** and finalist since 2017 by *Cigna* and *Crain's Content Studio*

95%

Engagement in the ***B Well*** health and wellness program

46%

Of Busey associates participated in talent and leadership development programs in 2021

$4.5 MILLION

Nearly $4.5 million in associate cash incentives and HSA contributions since 2015 through ***B Well***

$30,000

Nearly $30,000 in Associate Assistance Funds provided to associates in need through December 31, 2020



Thoughtful, honest feedback earned Busey titles of:

Forbes 2022 AMERICA'S BEST BANKS

AMERICAN BANKER BEST BANKS TO WORK FOR

Pensions&Investments BEST PLACES TO WORK IN MONEY MANAGEMENT

Best Places to Work in IL — A workplace analysis and competition

BEST PLACES TO WORK IN INDIANA

Florida Trend Best Companies to Work For in Florida

Building **Business.** Growing **Wealth.** Since **1868.** — 9

Customers

240,000+

Total households served

60

Nearly 60 banking centers in Illinois, Missouri, Florida and Indiana

45.4

In 2021, Busey earned a Net Promoter Score® (NPS) of 45.4, well above the Financial Services Industry benchmark of 23.6

9.1

Busey's 2021 CSAT, or Customer Satisfaction score, was 9.1 out of 10

20,000+

Customers surveyed for feedback on their experience with Busey





In addition to NPS and CSAT surveys, Busey publishes a ***State of the Customer Report*** after gathering and implementing feedback from thousands of customers. To read the full report, visit **busey.com/customerreport.**

A recipient of the ***2021 Community First Award*** from the Federal Home Loan Bank of Chicago, Busey was honored in the Diversity, Equity and Inclusion category for its Fairmont City service center, the first fully bilingual banking center in the St. Louis area.

37,000+

Surcharge-free MoneyPass® ATMs

80,000+

Busey – Mobile App users

COMMUNITIES



$1+ MILLION

Donated annually

$400,000+

Gifted during the 2021 United Way corporate campaign

$350,000

Nearly $350,000 donated through *Pay It Forward Fridays* jeans days since 2015

$140,000+

In scholarships awarded, since 2002, to support academic growth of low-to-moderate income students across the communities we serve


LENDING A
HELPING HAND
Busey
BUSEY
DRIVES GENEROSITY

Launched in 2020, **Busey Drives Generosity** is a campaign encouraging associates to give generously through donation drives at each Busey location. From socks and dental supplies to shelf-stable food and more, tens of thousands of items have been donated to our neighbors in need.

75,000+

Since 2015, Busey associates have spent more than 75,000 hours volunteering

19

Installed 19 Little Free Libraries since 2020, promoting connection, community and literacy

50+

Pieces of educational content created for customers including *The Pillar* magazines, blog articles, monthly webinars, email content and more

100

The Community Banking Team offers nearly 100 proactive, focused events, including homeowner education workshops, financial literacy seminars, credit education classes and first-time homeowner events

4,500+

Secured more than 4,500 loans through the Paycheck Protection Program (PPP), totalling nearly $750 million while impacting more than 85,000 local jobs in 2020 and 2021

Associates, customers, shareholders and communities—the Pillars of Busey—truly shape the future of your organization. Through invaluable input, these Pillars help make the Busey organization remarkable!

Building **Business.** Growing **Wealth.** Since **1868.** — 11

12 2021 Annual Report BRIDGING THE NEEDS OF OUR LOCAL COMMUNITIES For more than 150 years, Busey has proudly given back to local communities because we know it’s not just about doing business—but doing good. We’re pleased to announce the expansion of those ongoing efforts with the Busey Bank Bridge, which launched in January 2022. A community collective in Peoria, IL, the partnership offers fundamental access to economic opportunity by connecting with the community through outreach, tools and resources that provide comprehensive financial education to individuals, families and business owners. A first of its kind facility for your organization, it will serve as a destination for sound advice and actionable insight.

13 Building Business. Growing Wealth. Since 1868. The associates at the Busey Bank Bridge will build financial strength, support workforce development, establish mortgage and home financing options, advance small businesses and more—connecting with our neighbors and strengthening the Peoria community. As a new community center, the facility will host impactful educational opportunities and community engagement forums, including monthly Financial Wellness Workshops and quarterly Breakfast with Busey webinars, and will serve as a local volunteer hub for individuals and groups. Located at 2120 S.W. Adams Street, the facility is open by appointment and during scheduled events. As we work to reinforce and enhance Busey’s approach to Community Banking across the footprint, we plan to launch additional Busey Bank Bridge centers in other regions. By promoting economic development with investment in future locations, we will support the financial needs of all customers and deepen associate involvement in our communities—and we’re honored to be furthering the positive progress of the places we call home. For more information on the Busey Bank Bridge or to view upcoming events, visit busey.com/thebridge. Promoting financial security, increasing inclusion within economic development and championing economic mobility through partnerships and programs Partnering with key community stakeholders in the private, non- profit and government sectors, assembling and leveraging debt and equity to invest in the communities we serve Managing, driving and implementing strategies enhancing community goals

14 2021 Annual Report FIRSTECH’S PATH OF TRANSFORMATION PAYS DIVIDENDS Continuing on a path of transformation under the leadership of President and CEO Farhan Yasin and Chief Product and Technology Officer Humair Ghauri, Busey’s payment technology solutions subsidiary FirsTech achieved near 19 percent year-over-year growth in gross revenue, ending 2021 with more than $19.7(1) million in total revenue, the highest revenue year in its history. Several key priorities and initiatives helped lead FirsTech to the most successful year in its history: • Through continued investment in industry leadership and staffing, FirsTech’s Enterprise Sales and Relationship Management team retained over 98 percent of existing client portfolios while Small Business Services grew by more than 100 percent; • A focus on talent management across the organization from Product, Engineering, Project Management Office and leadership additions for optimal future growth; • The addition of more than 10 engineering and product associates, new sales associates as well as a Risk and Compliance leader to the organization; • Delivery of a well-defined demo of Payments Anywhere while working towards a go-live of indirect auto payments built on an ACH platform in 2022; and • The launch of a new sales vertical, Banking as a Service (BaaS), which is expected to be a key driver of growth in 2022 and beyond. BaaS offers core modernization services and digital banking innovations, allowing Busey to deliver the seamless, cohesive digital banking experience customers increasingly demand while improving Busey’s brand loyalty. With the most comprehensive capabilities suite specifically designed to satisfy the core hierarchy of business needs, FirsTech is the payment industry’s partner for business success, providing customers with innovative systems, processes and services of the highest quality in the customer payment processing industry. 1 Revenue equates to all revenue sources tied to FirsTech and excludes intracompany eliminations and consolidations. 71.8 Net Promotor Score for FirsTech— more than double the industry average 31 million transactions worth $9.5 billion processed annually Nearly 40 years of payment processing for businesses 14 2021 Annual Report

15 Building Business. Growing Wealth. Since 1868. RECORD-SETTING GROWTH FOR BUSEY WEALTH MANAGEMENT Bolstered by the integration of Glenview State Bank and leveraging the Regional Operating Model to attract new customers and deepen existing customer relationships, Busey Wealth Management achieved record-setting growth in 2021. Despite continued impacts from the pandemic, Busey Wealth Management’s new assets under care grew by more than $2.5 billion year-over-year. At December 31, 2021, Busey’s wealth management assets under care exceeded $12.7 billion, driving record revenue of $53.1 million—up 22 percent year-over-year–and record pre-tax net income of $23.9 million—up 38 percent year-over-year. Several key initiatives helped spur growth during 2021: • The development of a centrally managed Advisory Support Team to focus on the delivery of efficient, high-level client service helped support consistency through the regional model; • With support from the advisory process, the Financial Planning Team completed more financial plans for existing and prospective clients than ever before, which was well received by clients contemplating their financial options; • The Investment Team achieved solid performance in all asset classes managed in-house while expanding internal offerings to include private investment; and • The implementation of an Estate Settlement Group, which grew revenue to $1 million in 2021 with a pipeline exceeding $1.8 million in 2022. In September, Busey welcomed Jeff Burgess as Executive Vice President and President of Busey Wealth Management, responsible for the oversight and execution of the daily operations, vision and strategy for the wealth management team. With a proven track record, backed by a dedicated and trusted team armed with the expertise and resources to provide comprehensive and personalized solutions to help clients reach their goals, Busey Wealth Management is poised for continued growth and success in 2022 and beyond. 130+ professionals; over 90 of whom hold advanced designations Named Best Place to Work in Money Management by Pensions & Investments since 2018 15 Building Business. Growing Wealth. Since 1868.

16 2021 Annual Report SERVICE LEADERS Executive Management Jeffrey D. Jones Chief Financial Officer First Busey Corporation Amy L. Randolph Chief of Staff and Executive Vice President, Pillar Relations First Busey Corporation John J. Powers General Counsel First Busey Corporation Robin N. Elliott President & Chief Executive Officer Busey Bank Van A. Dukeman Chairman, President & Chief Executive Officer First Busey Corporation Monica L. Bowe Chief Risk Officer First Busey Corporation

17 Building Business. Growing Wealth. Since 1868. With enduring dedication and committed guidance, the leadership of the organization’s boards of directors enables Busey’s continued achievements and success. STEWARD OF SERVICE EXCELLENCE Busey recognizes Thomas Sloan upon retirement from the First Busey Corporation board, effective at the 2022 Annual Meeting of Shareholders. For almost 30 years, Mr. Sloan has provided invaluable service to Busey and its predecessor organizations—including as a director of both First National Bank of Decatur and Main Street Trust, Inc. He served as a director of Busey Bank from 2007 until his appointment to the First Busey board in 2010. We are grateful to Mr. Sloan for his significant contributions to the organization, including during his 12 years of service on First Busey’s board of directors. “Helping to lead the organization through some of the most transformative and productive years while establishing a foundation for future growth, Tom leaves a lasting legacy at Busey. Offering unwavering support, thorough oversight, exceptional business acumen and trusted leadership, he helped to strengthen and grow our organization over nearly three decades. We look forward to Tom and his family continuing to be significant—and incredibly valued—champions of our organization for decades to come. On behalf of the board and Busey’s leaders, we thank Tom for his contributions, support and leadership.” Van Dukeman | Chairman, President and CEO of First Busey Corporation First Busey Corporation Board of Directors Van A. Dukeman Chairman, First Busey Corporation Director Since 2007 Samuel P. Banks Director Since 2020 George Barr Director Since 2017 Stanley J. Bradshaw Director Since 2016 Michael D. Cassens Director Since 2019 Karen M. Jensen Director Since 2019 Frederic L. Kenney Director Since 2018 Stephen V. King Director Since 2013 Gregory B. Lykins Vice-Chairman, First Busey Corporation Director Since 2007 Thomas G. Sloan Director Since 2010

18 2021 Annual Report CORPORATE PROFILE As of December 31, 2021, First Busey Corporation (NASDAQ: BUSE) was a $12.86 billion financial holding company headquartered in Champaign, Illinois. Busey Bank, a wholly-owned bank subsidiary of First Busey Corporation, had total assets of $12.83 billion as of December 31, 2021, and is headquartered in Champaign, Illinois. Busey Bank currently has 46 banking centers serving Illinois, eight banking centers serving Missouri, three banking centers serving southwest Florida, and one banking center in Indianapolis, Indiana. Busey Bank owns a retail payment processing subsidiary, FirsTech, which processes approximately 30 million transactions for a total of $9.5 billion on an annual basis. FirsTech operates across the United States, providing payment solutions that include, but are not limited to, electronic payments, mobile payments, phone payments, remittance processing, in person payments and merchant services. In addition, FirsTech continues to grow its new BaaS platform. More information about FirsTech can be found at firstechpayments.com. Through the Company’s Wealth Management division, the Company provides asset management, investment and fiduciary services to individuals, businesses and foundations. As of December 31, 2021, assets under care were $12.73 billion. First Busey has been named a Best Place to Work across the company footprint since 2016 by Best Companies Group. We are honored to be consistently recognized by national and local organizations for our engaged culture of integrity and commitment to community development. For more information about us, visit busey.com.

19 Building Business. Growing Wealth. Since 1868. SHAREHOLDER INFORMATION CORPORATE HEADQUARTERS First Busey Corporation 100 W. University Ave., Champaign, IL 61820 217.365.4500 busey.com ANNUAL MEETING The 2021 Annual Meeting of Shareholders of First Busey Corporation will be held virtually on Wednesday, May 25, 2022 at 10:30 a.m. CT and may be attended at www.virtualshareholdermeeting. com/BUSE2022. Proxy materials can be accessed at www.proxyvote.com using your Control Number. FIRST BUSEY CORPORATION COMMON STOCK First Busey Corporation common stock is listed on the NASDAQ Global Select Market under the symbol BUSE. STOCK TRANSFER AGENT Computershare, P.O. Box 30170, College Station, TX 77842-3170. The transfer agent can be accessed at computershare.com/investor. ANNUAL REPORT ON FORM 10-K A copy of the Annual Report on Form 10-K filed with the Securities and Exchange Commission can be found at busey.com. CORPORATE SOCIAL RESPONSIBILITY (CSR) REPORT Built on a tradition of outstanding service through close relationships and broad financial capabilities across all constituencies we serve, First Busey understands the importance of playing a role in bettering our vibrant communities. Featuring that purposeful action and civic responsibility, First Busey published its first-ever Corporate Social Responsibility Report (the “CSR Report”) in 2021. Addressing topics such as ethics & governance, diversity & inclusion, social responsibility and environmental sustainability, the CSR Report examines Busey’s commitment to the associates, customers and communities we serve. To view the full CSR report, visit busey.com/CSR.

20 2021 Annual Report SPECIAL NOTE CONCERNING FORWARD-LOOKING STATEMENTS Statements made in this document, other than those concerning historical financial information, may be considered forwardlooking statements within the meaning of the Private Securities Litigation Reform Act of 1995 with respect to the financial condition, results of operations, plans, objectives, future performance, and business of the Company. Forward-looking statements, which may be based upon beliefs, expectations, and assumptions of the Company’s management, and on information currently available to management, are generally identifiable by the use of words such as “believe,” “expect,” “anticipate,” “plan,” “intend,” “estimate,” “may,” “will,” “would,” “could,” “should,” or other similar expressions. Additionally, all statements in this document, including forward-looking statements, speak only as of the date they are made, and the Company undertakes no obligation to update any statement in light of new information or future events. A number of factors, many of which are beyond the Company’s ability to control or predict, could cause actual results to differ materially from those in the Company’s forward-looking statements. These factors include, among others, the following: (i) the strength of the local, state, national, and international economy; (ii) the economic impact of any future terrorist threats or attacks, widespread disease or pandemics (including the COVID-19 pandemic), or other adverse external events that could cause economic deterioration or instability in credit markets; (iii) changes in state and federal laws, regulations, and governmental policies concerning the Company’s general business; (iv) changes in accounting policies and practices; (v) changes in interest rates and prepayment rates of the Company’s assets (including the impact of The London Inter-bank Offered Rate phase-out); (vi) increased competition in the financial services sector and the inability to attract new customers; (vii) changes in technology and the ability to develop and maintain secure and reliable electronic systems; (viii) the loss of key executives or associates; (ix) changes in consumer spending; (x) unexpected results of current and/or future acquisitions, which may include failure to realize the anticipated benefits of any acquisition and the possibility that transaction costs may be greater than anticipated; (xi) unexpected outcomes of existing or new litigation involving the Company; and (xii) the economic impact of exceptional weather occurrences such as tornadoes, hurricanes, floods, and blizzards. These risks and uncertainties should be considered in evaluating forward-looking statements and undue reliance should not be placed on such statements. Additional information concerning the Company and its business, including additional factors that could materially affect its financial results, is included in the Company’s filings with the Securities and Exchange Commission.

Honored. For more than 150 years, Busey has proudly helped build strong financial futures for our Pillars. Backed by valued associates committed to providing service excellence, your organization has been named among America’s Best Banks for 2022, a first-ever recognition by Forbes. Ranked 52 overall, First Busey was the top-ranked bank headquartered in Illinois. Only three other Illinois-based banks were included on the list. Committed. In addition to being among America’s Best Banks, Busey is also honored to be recognized in Illinois as a Best Place to Work and in Florida and Indiana among the Best Companies to Work For. In addition, the organization has been named as a Best Banks to Work For in the U.S. by American Banker, and Busey Wealth Management has been among Pensions & Investment’s Best Places to Work in Money Management. Grateful. Since Busey Bank first opened its doors, we’ve built upon a tradition of close relationships and broad financial capabilities. From exceeding the needs of customers and colleagues to serving our communities, Busey is proud to serve our Pillars with steadfast dedication. Building Relationships. Building Community. Since 1868.

First Busey Corporation 100 W. University Ave., Champaign, IL 61820 NASDAQ: BUSE Busey 2022 | All Rights Reserved Busey’s Financial Suite of Services Business | Wealth Management | Personal Member FDIC busey.com